UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

BitNile Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

26140E501

(CUSIP Number)

MILTON C. AULT, III

c/o Ault Capital Management LLC

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 332,125 (1)
	8	SHARED VOTING POWER 9,016,882 (2)
	9	SOLE DISPOSITIVE POWER 332,125 (1)
	10	SHARED DISPOSITIVE POWER 9,016,882 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,349,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 157,125 shares of Common Stock and (ii) 175,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
(2)	Represents (i) 6,350,000 shares of Common Stock held by Ault Alpha LP, (ii) 1,658,916 shares of Common Stock held by Ault & Company, Inc., (iii) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, Inc., (iv) 1,000,000 shares of Common Stock purchasable by Ault & Company, Inc. pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company, Inc. and BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), (v) 3,408 shares of Common Stock held by Philou Ventures, LLC, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

2

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,639 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 311,639 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 136,639 shares of Common Stock and (ii) 175,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

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CUSIP No. 26140E501

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 314,583 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 314,583 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 139,583 shares of Common Stock and (ii) 175,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,042 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,042 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 25,000 shares of Common Stock and (ii) 101,042 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

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CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14	TYPE OF REPORTING PERSON PN

6

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,350,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,350,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 6,350,000 shares of Common Stock held by Ault Alpha LP.

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CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,350,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,350,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.53%
14	TYPE OF REPORTING PERSON OO, IA

(1)	Represents 6,350,000 shares of Common Stock held by Ault Alpha LP.

8

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON PHILOU VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,872 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,872 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

9

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,010 (1)
	8	SHARED VOTING POWER 6,357,872 (2)
	9	SOLE DISPOSITIVE POWER 2,659,010 (1)
	10	SHARED DISPOSITIVE POWER 6,357,872 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,016,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 1,658,916 shares of Common Stock, (ii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), and (iii) 94 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents (i) 6,350,000 shares of Common Stock held by Ault Alpha LP, (ii) 3,408 shares of Common Stock held by Philou Ventures, LLC, (iii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (iv) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

10

CUSIP No. 26140E501

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”) on October 12, 2021 and amended on November 24, 2021 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of BitNile Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

Item 3.	Source and Amount of Funds or Other Consideration.

The 6,350,000 Shares purchased by Ault Alpha were purchased with its working capital. Ault Alpha expended an aggregate of $13,506,554.82 for the purchase of the Shares. The stock options owned by Messrs. Ault, Horne, Nisser and Cragun were awarded to them in their capacities as officers and/or directors of the Issuer. The Shares owned directly by Messrs. Nisser and Cragun were issued upon vesting of restricted stock units awarded to them in their capacities as officers and/or directors of the Issuer. 144,582 Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 12,543 Shares owned directly by Mr. Ault is $71,786. 134,583 Shares owned directly by Mr. Horne were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,056 Shares owned directly by Mr. Horne is $11,015.

The aggregate purchase price of the 3,408 Shares owned directly by Philou Ventures is approximately $1,508,000. The aggregate purchase price of the 125,000 shares of Series B Preferred Stock exercisable into 2,232 Shares and warrants currently exercisable into 2,232 Shares owned directly by Philou Ventures is approximately $1,250,000.

The aggregate purchase price of the 1,658,916 Shares and warrants currently exercisable into 94 Shares owned directly by Ault & Company is approximately $2,578,000.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 84,331,047 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 9,349,007 Shares, consisting of (i) 157,125 shares of Common Stock, (ii) 175,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, (iii) 6,350,000 shares of Common Stock held by Ault Alpha, (iv) 1,658,916 shares of Common Stock held by Ault & Company, (v) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, (vi) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company and the Issuer, (vii) 3,408 shares of Common Stock held by Philou Ventures, (viii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (ix) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault Alpha LP, Ault & Company, Inc. and Philou Ventures by virtue of his relationships with such entities described in Item 2.

11

CUSIP No. 26140E501

Percentage: 10.90%

(b)	1. Sole power to vote or direct vote: 332,125

2. Shared power to vote or direct vote: 9,016,882

3. Sole power to dispose or direct the disposition: 332,125

4. Shared power to dispose or direct the disposition: 9,016,882

(c)	Other than the transactions in the Shares by Mr. Ault during the past sixty days as previously disclosed or as set forth on Schedule A and incorporated herein by reference, Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 311,639 Shares, consisting of (i) 136,639 shares of Common Stock and (ii) 175,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 311,639

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 311,639

4. Shared power to dispose or direct the disposition: 0

(c)	Other than as previously disclosed and the issuance of 1,250 Shares on December 1, 2021 to Mr. Horne by the Issuer upon vesting of restricted stock units, Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 314,583 Shares, consisting of (i) 139,583 shares of Common Stock and (ii) 175,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 314,583

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 314,583

4. Shared power to dispose or direct the disposition: 0

(c)	Other than as previously disclosed and the issuance of 6,250 Shares on December 1, 2021 to Mr. Nisser by the Issuer upon vesting of restricted stock units, Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

12

CUSIP No. 26140E501

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 126,042 Shares, consisting of (i) 25,000 shares of Common Stock and (ii) 101,042 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 126,042

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 126,042

4. Shared power to dispose or direct the disposition: 0

(c)	Other than as previously disclosed, Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Ault Alpha

(a)	As of the date hereof, Ault Alpha owned directly 6,350,000 Shares.

Percentage: 7.53%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,350,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,350,000

(c)	Other than the transactions in the Shares by Ault Alpha as previously disclosed or as set forth on Schedule B and incorporated herein by reference, Ault Alpha has not entered into any transactions in the Shares during the past sixty days.

F.	Ault Alpha GP

(a)	As of the date hereof, Ault Alpha GP may be deemed to beneficially own 6,350,000 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Alpha GP may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 7.53%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,350,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,350,000

(c)	Ault Alpha GP has not entered into any transactions in the Shares during the past sixty days.

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CUSIP No. 26140E501

G.	Ault Capital Management

(a)	As of the date hereof, Ault Capital Management may be deemed to beneficially own 6,350,000 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Capital Management may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 7.53%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,350,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,350,000

(c)	Ault Capital Management has not entered into any transactions in the Shares during the past sixty days.

H.	Philou Ventures

(d)	As of the date hereof, Philou Ventures may be deemed to beneficially own 7,872 Shares, consisting of (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

Percentage: Less than 1%

(e)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 7,872

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 7,872

(f)	Philou Ventures has not entered into any transactions in the Shares during the past sixty days.

I.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 9,016,882 Shares, consisting of (i) 1,658,916 shares of Common Stock, (ii) 94 shares of Common Stock underlying currently exercisable warrants, (iii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with the Issuer, (iv) 6,350,000 shares of Common Stock held by Ault Alpha, (v) 3,408 shares of Common Stock held by Philou Ventures, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Ault & Company may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationships with such entities described in Item 2.

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CUSIP No. 26140E501

Percentage: 10.57%

(b)	1. Sole power to vote or direct vote: 2,659,010

2. Shared power to vote or direct vote: 6,357,872

3. Sole power to dispose or direct the disposition: 2,659,010

4. Shared power to dispose or direct the disposition: 6,357,872

(c)	Ault & Company has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 26140E501

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT & COMPANY, INC.
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

PHILOU VENTURES, LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault & Company, Inc., the Managing Member

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CUSIP No. 26140E501

SCHEDULE A

Transactions in the Shares of Common Stock During the Last Sixty Days

Milton C. Ault, III

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	3,500	1.9019	11/24/2021
Purchase of Common Stock	500	1.7394	11/26/2021
Issuance Upon Vesting of Restricted Stock Units	1,250	0.00	12/01/2021
Purchase of Common Stock	1,000	1.6084	12/02/2021
Purchase of Common Stock	2,000	1.5195	12/03/2021
Purchase of Common Stock	3,000	1.2174	12/31/2021

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CUSIP No. 26140E501

SCHEDULE B

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Alpha LP

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	155,000	1.9091	11/24/2021
Purchase of Common Stock	125,000	1.6231	12/02/2021
Purchase of Common Stock	300,000	1.5653	12/03/2021
Purchase of Common Stock	100,000	1.6672	12/07/2021
Purchase of Common Stock	120,000	1.7696	12/08/2021
Purchase of Common Stock	50,000	1.6704	12/09/2021
Purchase of Common Stock	250,000	1.248	12/31/2021

18